Anthony R. Robertson Direct: 513.629.2807 arobertson@graydon.law
August 22, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, DC 20549

RE:	Esoteric Brewing Company, LLC

Amendment No. 5 to the Offering Statement on Form 1-A

Filed July 6, 2018
SEC Comments August 2, 2018
File No. 024-10840

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Esoteric Brewing Company, LLC (the “Company”), to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter contains the Company’s response to written comments received on August 2, 2018 in connection with the review of the Regulation A Offering Statement Form 1-A, as amended, filed electronically on July 6, 2018, with the fourth amendment filed most recently on July 26, 2018, and fifth amendment submitted with this letter. Set forth below is a summary of the comments received and the Company’s responses, in addition to other changes made to the Offering Circular.

Offering Circular

USE OR PROCEEDS – PAGE 10

1.	Comment: We note your response to comment 1. We also note the disclosure in risk factors about your assumed operations, including the statement that you anticipate being able to obtain an SBA loan of up to $700,000. Please revise page 13 of Management’s Discussion and Analysis to clarify the various levels of operations as signified by the terms “full build out” and “reduce the amount of brewing equipment purchased.” For example, if you raise the 54% referenced on page 7 do you anticipate being able to brew at full capacity, which appears to be 15,600 per year? Please also clarify the basis for your assumption that you will obtain a $700,000 loan, which would in part allow you to “complete the $1.25 million project.”

U.S. Securities and Exchange Commission

August 22, 2018

Response: Comment complied with. The Company has made edits on Page 7 and included an additional risk disclosure describing the basis for believing it will obtain a $700,000 bank loan and explaining the risks if such bank loan is not obtained. The Company has added additional information to the Use of Proceeds section explaining how the funds will be used if 25%, 50%, or 75% of the offering is subscribed. Finally, the Company revised its management’s discussion section on pages 12 to 13 to explain more precisely how funds will be used if the offering is not fully subscribed and how that will affect brewing output and brewing capacity in year one. This section restates the company’s basis for believing it will obtain the $700,000 loan. The memorandum with the bank that has provided preliminary approval for a bank loan will not be filed as it is confidential.

ADDITIONAL CHANGES:

The Company has also made additional revisions to account for an additional $50,000 investment for 500 Series B Units, pursuant to the Ohio Offering.

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Notwithstanding the comments, Esoteric Brewing Company, LLC acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2807. Thank you in advance for your consideration.

Very truly yours,

/s/ Anthony R. Robertson

Anthony R. Robertson
On behalf of Esoteric Brewing Company, LLC

U.S. Securities and Exchange Commission

August 22, 2018

c:

Ms. Linda Cvrkel

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Craig Arakawa

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Jonathan Burr

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. James Lopez Office of Beverages, Apparel, and Mining U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549